Filed Pursuant to Rule 433

Registration No. 333-133852

STEP Income Securities® (STEPS®)

to be issued by Bank of America Corporation

STEP Income Securities® (STEPS®) are senior unsecured debt securities to be issued by Bank of America Corporation (BAC) that offer current income through periodic fixed interest payments and the opportunity for investors to receive an additional fixed payment at maturity (Step Payment) if the value of the underlying asset increases to or above a specified level (Step Level). Investors bear one-for-one (or in some cases, leveraged) downside exposure if the value of the underlying asset decreases below a specified buffer.

This fact sheet is intended to provide an overview of STEPS and does not provide the terms of any specific series of STEPS. Prior to any decision to invest in a specific series of STEPS issued by BAC, investors should carefully review the related disclosure document, which contains a detailed explanation of the terms of the offering of a specific series of STEPS, as well as the risks, tax treatment, and other relevant information about such a series of STEPS. Additionally, investors should consult their accounting, legal, or tax advisors before investing in STEPS.

COMMON FEATURES

¡	Linked to the performance of a wide range of underlying assets

¡	Periodic fixed interest payments

¡

Participation in the positive return generated by the underlying asset in the form of the Step Payment payable at maturity if the value of the underlying asset increases to or above the specified Step Level

¡	Return on the investment is effectively capped at the sum of the fixed interest payments plus the Step Payment at maturity, if any

¡	Generally include a buffer that limits losses if the underlying asset declines

¡	One-for-one or, in some cases, leveraged downside exposure below the buffer

¡	Terms of approximately 6 months to 2 years

¡	No principal protection

¡	Usually issued at an original offering price of $10 per unit

¡	May be listed on a U.S. exchange

¡

STEPS described in this fact sheet are intended for investors that have “bullish” views with respect to the underlying asset. “Bearish” STEPS may also be issued, and would pay a Step Payment if the value of the underlying asset declines to or below the Step Level, while resulting in a loss if the value of the underlying asset increases above the buffer

RATIONALE

Investors with a bullish view on the underlying asset over the term of the STEPS, who are willing to forgo upside participation above the Step Payment in exchange for earning a fixed return that can enhance their yield and/or offset downside risk, may want to consider STEPS. Investors must be able to tolerate risk of loss of their investment.

ADVANTAGES

¡	Enhanced income: STEPS provide periodic fixed interest payments on the investment amount. The fixed interest payments on STEPS may help to offset some of the impact of potential declines in the value of the underlying asset.

¡	Complement to a long-term strategy: STEPS can be integrated into an investor’s overall investment strategy without tying up assets for a longer period than the term of the STEPS.

¡	Choose from a variety of strategies: STEPS provide investors with the ability to express bullish or bearish views on individual underlying assets or baskets of underlying assets, such as market indices, exchange-traded-funds, stocks, commodities, currencies, and across asset classes.

¡	Diversification: Because STEPS can be linked to a variety of underlying assets, they provide investors with the opportunity to diversify their investment portfolios. Investors should understand, however, that the sole obligor on STEPS is BAC.

¡	Access to alternative markets: STEPS may provide access to one or a group of underlying assets not readily available to individual investors through traditional investment strategies.

HYPOTHETICAL PAYOUT PROFILE

The graph is for illustration purposes only. Different STEPS will have different payout characteristics from the one depicted. This example assumes bullish STEPS with the term of 12 months and an 8% annual interest, a 4% Step Payment, a 108% Step Level, a 100% downside leverage factor, and a 10% buffer.

RISK FACTORS

Factors to consider before investing in STEPS include:

¡	The investment may result in a loss.

¡	Investors will not receive the Step Payment unless the ending value of the underlying asset is at or above the Step Level on a specified valuation date shortly prior to maturity, regardless of how the underlying asset performs at other points during the term of the STEPS.

¡	The return may be lower than that of other BAC debt securities of a comparable maturity.

¡	The return on STEPS is limited and will not reflect the return on a direct investment in the underlying asset, or components included in the underlying asset.

¡	A trading market for STEPS is not expected to develop and, if trading does develop, the market price investors may receive or be quoted for STEPS on a date prior to the maturity of the STEPS will be affected by this and other important factors, including the costs of developing, hedging, and distributing the STEPS. The price paid for the STEPS in secondary market transactions may be higher or lower than the original purchase price.

¡	Many factors affect the market value of STEPS; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

¡	If STEPS are linked to the shares of an underlying company, the underlying company has no obligations relating to STEPS, and no diligence is performed with respect to such underlying company. Furthermore, holders of the STEPS are not entitled to stockholder’s rights in the shares of such underlying company.

¡	Purchases or sales of the underlying asset, components of or securities based on the underlying asset, by BAC and its affiliates may affect the return.

¡	Potential conflicts of interest between BAC and investors in STEPS could arise.

¡	Tax consequences of investments in STEPS are uncertain.

STEPS are unsecured debt securities and are not savings accounts, deposits, or other obligations of a bank. STEPS are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. STEPS will rank equally with BAC’s other senior unsecured debt and any payment due on the STEPS, including each interest payment and any repayment of principal, will be subject to the credit risk of BAC.

STEPS are one type of Structured Investment offered by BAC. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these assets. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation, and/or enhanced participation.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS

FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal, and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES
	CATEGORY:	KEY FEATURE:
Principal Protection

Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income

May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation

Can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

HOW CAN YOU GET STARTED? Contact your Financial Advisor to learn if STEPS may be right for you.	Enhanced Participation

May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

IMPORTANT NOTICE: BAC has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the potential offerings to which this communication relates. Before investing, you should carefully read the prospectus supplement and the prospectus in that registration statement and other documents that BAC has filed with the SEC relating to any offering described in this communication for more complete information about BAC and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, BAC, any agent or any dealer participating in the offerings will arrange to send you the prospectus supplement, the prospectus, and other documents relating to any of these offerings if you so request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408.

STEP Income Securities and STEPS are registered service marks of Merrill Lynch & Co., Inc.

Merrill Lynch & Co., Inc. is a subsidiary of BAC.

© 2009 Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Member Securities Investor Protection Corporation (SIPC). Printed in the U.S.A.

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